838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 23-466 May 17, 2023

Platinum Group Metals Ltd. Intercepts Northern Extension to
Waterberg Deposit with 6.02 Metres of T Zone at 12.10 g/t 4PGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group", "PTM" or the "Company") reports that exploration borehole WE153 has intercepted platinum group metals mineralization consistent with both the T Zone and F Zone as found within the mineral resources and reserves of the proposed Waterberg Mine, located on the Northern Limb of the Bushveld Complex in South Africa, (the "Waterberg Project").  Borehole WE153 was collared on prospecting rights owned by Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co.") located adjacent to the north of the Waterberg Project mining right.  The borehole collar was positioned along a projected strike line approximately 16 kilometres north from the area of delineated T Zone mineral resources and approximately 8 kilometres north from the area of delineated F Zone mineral resources.

Borehole WE153 intercepted 7.02 metres of mineralized T Zone beginning at a depth of 1,272.98 metres.  The mineralized interval displayed approximately 2% to 4% blebby copper, nickel, and iron sulphides.  The drill core was logged, and the mineralized intercept recovered was sampled and sent for assay by Intertek Genalysis Minerals in Australia.  The reported T Zone platinum, palladium, rhodium and gold ("4PGE") assay values in grams per tonne ("g/t") and prill split percentages are tabulated below:

Zone	Borehole ID	From (m)	To (m)	Length (m) (1)	Pt (g/t)	Pd (g/t)	Rh (g/t)	Au (g/t)	4PGE (g/t)	Cu %	Ni %
Drilled in 2023
T Zone	WE153	1,272.98	1,280.00	7.02	3.51	5.99	0.25	0.70	10.45	0.16	0.10
			Prill Split		33.6%	57.4%	2.3%	6.7%	100.0%
Includes	WE153	1,272.98	1,279.00	6.02	4.07	6.94	0.28	0.81	12.10	0.18	0.12
			Prill Split		33.6%	57.3%	2.4%	6.7%	100.0%

Notes:

(1) The true thickness is estimated at 85% to 90% of reported intercept based on available information.

As of May 15th, Borehole WE153 had been drilled to a depth of 1,990.35 metres.  At a depth of 1,757.94 metres the borehole intercepted olivine-rich lithologies consistent with the F Zone and at a depth of 1,972.19 metres the borehole intercepted the felspathic pyroxenite top contact of the F Zone.  An F Zone intercept of 9.42 metres of approximately 2% to 4% blebby copper, nickel, and iron sulphides has been observed.  After a depth of 1,981.61 only sporadic sulphides were observed.  Drilling is expected to continue for only a short distance further.  The F Zone drill core will be logged, and the mineralized intercept recovered will be sampled and sent for assay by Intertek Genalysis Minerals in Australia.

Platinum Group Metals Ltd.	…2

A definitive feasibility study completed in September 2019(1) estimated significant mineral resources and reserves at the Waterberg Project.  The mineralized T Zone and F Zone of the Waterberg deposit are hosted within intrusive rocks of the Bushveld Igneous Complex ("BIC"), which underly the Waterberg Project and dip westerly at approximately 34 to 38 degrees.  Along its up-dip edge the BIC is projected to subcrop (as shown in map above) beneath rocks of the Waterberg Sedimentary Package, striking north easterly at first, and then in a northerly direction, forming an arc from south to north.  At the southern end of this arc, within the known area of the Waterberg deposit, the T Zone and F Zone both subcrop within 150 metres from surface.  In the southern area the F Zone is normally found approximately 300 metres vertically below the T Zone and typically subcrops approximately 400 metres or more farther eastward than the T Zone.  At borehole WE153 the T Zone and F Zone have been found deeper than to the south and the middling between the T Zone and F Zone appears to have widened to approximately 476 vertical metres.  The T Zone observed in this northern area also demonstrates a variation in facies from that seen to the south.

(1) Technical report entitled "Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa" filed on SEDAR October 7, 2019 at www.sedar.com

Platinum Group Metals Ltd.	…3

As the subcrop of the BIC, including the T Zone and F Zone, strikes along the northerly arc described above, it trends underneath a plateau of thicker, weather resistant sandstone and shale cap rocks.  Cliff faces rise abruptly above the surrounding pediment along the southeast and northeast sides of the plateau.  Previous resource delineation drilling of the T Zone was completed mostly in the flat pediment areas along approximately 4.8 kilometres of strike at the southern end of the deposit area.  As the T Zone strike line follows its northerly arc, it soon runs alongside and then beneath the southeast cliff face of the plateau, making drilling in that area, and from on top of the plateau, impractical.  Because the F Zone subcrops farther to the east, away from the cliff face, the strike length available for drilling before the F Zone arcs under the plateau is longer.  Approximately 13.5 kilometres of F Zone strike length have been drilled historically, including two boreholes to the northeast from on top of the plateau.

Based on ground gravity surveys, airborne gradient gravity surveys, and airborne magnetic surveys, Company geologists predicted that the BIC rocks hosting the T Zone and the F Zone continue northward under the plateau and beyond its northeast edge.  Nine boreholes drilled in the pediment area to the northeast of the plateau during 2013 and 2014 did establish the presence of BIC rocks, including one interpreted T Zone mineralized intercept, and helped to delineate the northern trace of the BIC subcrop (see table of historical boreholes below).  Based on available information, borehole WE153 was carefully positioned to target the projected strike extension of the T Zone and F Zone beyond the northeast edge of the plateau.

Platinum Group President and CEO Frank R. Hallam said, "Exploration of the Waterberg deposit continues to reveal new potential.  We are pleased and intrigued to see the results of borehole WE153.  Although the step out distance is too far to allow definitive conclusions, and we are not proposing that a shaft be developed near WE153, the results do support the hypothesis that the T Zone and F Zone continue for a significant distance northward from the known southern deposit area, indicating an opportunity to delineate additional mineral resources that may be accessible from planned underground mine development.  Looking to the future, we will consider exploration options at the appropriate time.  If underground development of the F Zone in the southern area of the Waterberg deposit commences, drilling to target new T Zone resources to the north of current resources could be executed from drilling platforms established within the F Zone underground development."

PTM is the operator of the Waterberg Project as directed by a technical committee comprised of representatives from joint venture partners Impala Platinum Holdings Ltd. ("Implats"), Mnombo Wethu Consultants (Pty) Ltd. ("Mnombo"), Japan Organization for Metals and Energy Security (formerly Japan Oil, Gas and Metals National Corporation) ("JOGMEC") and Hanwa Co., Ltd. ("Hanwa").  Shareholders are encouraged to see the Company's filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov) and to visit the Company's website at www.platinumgroupmetals.net.

Quality Assurance and Quality Control

The Company and Waterberg JV Co. have instituted a complete quality assurance / quality control ("QA/QC") program, including the insertion of blanks, certified reference materials (standards), and field duplicates within the sample stream.  Referee analyses are also completed.  The program is being followed and is to industry standard.  QA/QC procedures are overseen by a qualified person, and the data has been verified by and is considered reliable in the opinion of the qualified person for this news release (as described below).

NQ (47.6mm diameter) drill core is cut in-half and quartered with a diamond saw, with one-quarter placed in sealed bags and shipped to the laboratory and the other three quarters retained on site.  Third party laboratory checks on 5% of the samples are carried out as well.  Chain of custody is maintained from the drill to the submittal into the laboratory preparation facility.

Platinum Group Metals Ltd.	…4

Analytical testing was performed by the Intertek Genalysis Minerals Global Centre of Excellence, located in Perth, Western Australia.  The entire sample is dried and crushed to ~2mm, of which a 300 gram split is pulverized to at least 85% of material to 75μm or better.  Grade for Au, Pt and Pd is determined by using a 25g lead collection fire assay with Inductively Coupled Plasma-Optical Emission Spectrometry (ICP-OES) finish.  On samples where the Au, Pt and Pd grade was found to be above 1 g/T, 6E analysis (for all PGEs) was done using 25g nickel sulphide collection and Inductively Coupled Plasma-Mass Spectrometry (ICP-MS) finish. Base metals and other major elements were determined by four acid digestion with Inductively Coupled Plasma Optical Emission Spectrometry (ICP-OES) finish.

Current Borehole Location Table

Borehole ID	Easting (WGS84 LO29)	Northing (WGS84 LO29)	Elevation (masl)	Dip	Azimuth	EOH (m)
WE153	-2569270	-9237.087	975	-90	0	+1990.35

Historic Borehole Data

Zone	Borehole ID	From (m)	To (m)	Length (m) (1)	Pt (g/t)	Pd (g/t)	Rh (g/t)	Au (g/t)	4PGE (g/t)	Cu %	Ni %
Drilled and Reported in 2013 and 2014
Basement(2)	WE009	To the east of the Bushveld subcrop arc
Basement(2)	WE010	To the north of the Bushveld subcrop arc
Basement(2)	WE011	To the east of the Bushveld subcrop arc
TRNZ(3)	WE012	628.66	644.07	15.41	0.27	0.90	Na(4)	0.05	1.23	0.14	0.13
WGS(5)	WE013	Far north of the Bushveld subcrop arc (Abandoned)
T Zone	WE014D0	735.49	739.50	4.01	1.43	2.22	Na(4)	0.08	3.73	0.02	0.04
Basement(2)	WE015	To the north of the Bushveld subcrop arc
T Zone	WE027	Replaced by dyke
Basement	WE093	Far NE of the Bushveld subcrop arc

Notes:

(1) The true thickness is estimated at 85% to 90% of reported intercept based on available information.

(2) Hout River Gneiss located below all sedimentary cover rocks and below the BIC.

(3) The Transitional Zone (TRNZ) is a lithostratigraphic zone where the Bushveld magma intermingled with the basement rocks.

(4) Assays for rhodium were not completed.

(5) WGS is the Waterberg Group Sedimentary succession.

Platinum Group Metals Ltd.	…5

Qualified Person

Rob van Egmond, P.Geo., a consultant geologist to the Company and a former employee, is an independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").  Mr. van Egmond has reviewed, validated, and approved the scientific and technical information contained in this news release and has previously visited the Waterberg Project site.

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground palladium and platinum deposit located in South Africa.  The Waterberg Project was discovered by Platinum Group and is being jointly developed with Implats, Mnombo, JOGMEC and Hanwa.  Total expenditures on the property since inception from all investor sources to February 28, 2023, are approximately US $82.9 million.

On behalf of the Board of

Platinum Group Metals Ltd.

Frank R. Hallam

President, CEO and Director

For further information contact:

 Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450 / Toll Free: (866) 899-5450

 www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange ("TSX") and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "may", "plans", "postulate" and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding future exploration options, the potential strike length of the T Zone and F Zone of the Waterberg deposit, the future logging  of drill cores and sampling and assaying of mineralized intercepts, exploration and development of the Waterberg project, potential identification of additional T Zone mineral resources, potential access to those resources from planned underground development and the Company's other future plans and expectations. Although the Company believes any forward-looking statements in this news release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

Platinum Group Metals Ltd.	…6

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including possible adverse impacts due the global outbreak of COVID-19, the Company's inability to generate sufficient cash flow or raise additional capital, and to comply with the terms of any new indebtedness; additional financing requirements; and any new indebtedness may be secured, which potentially could result in the loss of any assets pledged by the Company; the Company's history of losses and negative cash flow; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Co.; the Company may become subject to the U.S. Investment Company Act; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company's common shares may be delisted from the NYSE American or the TSX if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent Form 40-F annual report, Annual Information Form and other filings with the U.S. Securities and Exchange Commission ("SEC") and the Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether because of new information, future events or results or otherwise.

The technical and scientific information contained herein has been prepared in accordance with NI 43-101, which differs from the standards adopted by the SEC. Accordingly, the technical and scientific information contained herein, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC.